Pricing supplement dated November 28, 2006 (To Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$2,000,000
5.50% Callable Notes due November 30, 2021

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Principal Amount:	$2,000,000	Issuer:	Barclays Bank PLC

Issue Price:	100%	Series:	Medium-Term Notes, Series A

Principal Protection Percentage:	100%	Original Issue Date:	November 30, 2006

CUSIP Number:	06738C SD 2	Maturity Date:	November 30, 2021, subject to early optional redemption (for a term not less than two years).

ISIN:	US06738CSD29	Denominations:	Minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ( )	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below):		Day Count Convention:

☒	Fixed Rate	☐	Actual/360
☐	Regular Floating Rate	☒	30/360
☐	Inverse Floating Rate (see page S-36 of the prospectus supplement for a description of inverse floating rate Notes)	☐	Actual/Actual
		☐	Actual/365
☐	Other (see description in this pricing supplement)	☐	NL/365
		☐	30/365
		☐	Actual/366
		☐	Actual/252 or Business Days/252

Interest Rate Formula:	5.50%

Interest Determination Date:	Not applicable.

Interest Payment Date:

☐ Monthly,            ☒ Quarterly,            ☐ Semi-Annually,            ☐ Annually,

in arrears on the 30th day of May, the 28th day (or the 29th day if a leap year) of February and the 30th day of August and November, commencing on February 28, 2007 and ending on the maturity date or the early redemption date.

Rate Cut-Off:	Not applicable.

Interest Periods:	The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date. Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date or the early redemption date.

Payment at Maturity:	100% of the principal amount of the Notes.

Redemption at the Option of the Issuer:	Barclays Bank PLC will have the option to redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount being redeemed together with any accrued, but unpaid, interest thereon, quarterly on each 30th day of May, 28th day (or the 29th day if a leap year) of February and 30th day of August and November, occurring on or after November 30, 2009 by giving at least five business days prior written notice to the Trustee and to each registered holder of the Notes.

Settlement:	DTC; Book-entry; Global note; Transferable.

Trustee:	The Bank of New York

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

See “Selected Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-3 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2%	98	%*
Total	$2,000,000	$40,000	$1,960,000

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

GENERAL TERMS FOR THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our medium-term notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contain the terms of the Notes and this pricing supplement supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:
http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Selected Purchase Considerations

•	Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Interest Payments—Your Notes will pay 5.50% interest linked over the term of the Notes.

•	Tax Treatment—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat, the Notes as indebtedness subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the prospectus supplement. In addition, if you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•	Market Factors May Influence Whether We Exercise Our Right to Redeem the Notes Prior to Their Maturity Date—It is more likely that we will redeem the Notes prior to their maturity date if the interest payable on the Notes is greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are redeemed prior to their maturity date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to receive the interest payments during the stated term is limited by our right to redeem the Notes prior to their maturity date.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the

PS-1

Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2006, which is the seventh business day following the pricing date (this settlement cycle being referred to as “T+7”). See “Plan of Distribution” in the prospectus supplement.

$2,000,000

BARCLAYS BANK PLC

5.50% CALLABLE NOTES DUE NOVEMBER 30, 2021

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED NOVEMBER 1, 2006)